[Letterhead of Prologis, Inc.]

July 29, 2022

Via EDGAR
Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:             Victor Rivera Melendez

Re:	Prologis, Inc. Registration Statement on Form S-4 Filed July 18, 2022 File No. 333-266200 Request for Effectiveness

Dear Mr. Melendez:

Reference is made to the Registration Statement on Form S-4 (File No. 333-266200) filed by Prologis, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 18, 2022, as amended on July 29, 2022 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on August 2, 2022, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Adam Emmerich of Wachtell, Lipton, Rosen & Katz at (212) 403-1234 or Viktor Sapezhnikov of Wachtell, Lipton, Rosen & Katz at (212) 403-1122 with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Emmerich or Mr. Sapezhnikov and that such effectiveness also be confirmed in writing.

(signature page follows)

Sincerely,

/s/ Edward S. Nekritz
Name:	Edward S. Nekritz
Title:	Chief Legal Officer, General Counsel and Secretary

cc:	James B. Connor, Duke Realty Corporation

Ann C. Dee, Duke Realty Corporation

David Bonser, Hogan Lovells US LLP

Stacey P. McEvoy, Hogan Lovells US LLP

Tiffany Posil, Hogan Lovells US LLP

Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz

Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz